                                                        Exhibit 99.1


Contact:  Robert D. Siegfried/Jessica Barist   Contact:  Calvin L. Reed, CEO
          Kekst and Company                              Peak International Ltd.
          (212) 521-4800                                 (858) 385-0308


              PEAK INTERNATIONAL REPORTS CONTINUED STRONG GROWTH
                           IN SECOND FISCAL QUARTER

  -- SECOND QUARTER SALES INCREASE 34% TO $20.6 MILLION FROM $15.3 MILLION IN
                     THE SAME PERIOD OF THE PRIOR YEAR --

  -- COMPANY NAMES JOHN PYLANT VP ENGINEERING AND CHIEF TECHNOLOGY OFFICER --

HONG KONG AND MILPITAS, CALIFORNIA, OCTOBER 28, 1999 -- Peak International Limited (NASDAQ: PEAKF) (AMEX: PTT) today reported continued momentum in its business for its fiscal second quarter ended September 30, 1999, reflecting ongoing strengthening in the semiconductor industry. The company's performance exceeded both the year-ago quarter and the preceding quarter.

Peak had net sales of $20.6 million in its second fiscal quarter, a 9.5% increase over the preceding quarter, and a 34% increase over net sales of $15.3 million second fiscal quarter a year ago. Gross profit for the second fiscal quarter was $8.7 million, or 42.2% of sales, compared to $6.0 million, or 39% of sales for the same period last year, due to improved utilization of capital equipment and increases in unit volumes in the semiconductor industry. Compared to the previous quarter, margins were maintained at the same level at 42.2% compared to 42.8%.

Peak's net income for the quarter was $4.2 million, compared to $3.2 million for the same period last year, an increase of 33.9%. Earning were .31 per share, basic and fully diluted. Operating income was $4.5 million for this year's second fiscal quarter versus $2.9 million for the fiscal second quarter one year ago, an increase of 55%. Both net income and operating income increased over the previous quarter.

The Company announced that John Pylant has been named Vice President Engineering and Chief Technology Officer. In this position, Mr. Pylant will oversee all research and development, engineering and tooling operations. Mr. Pylant, who has over thirty years of experience, has worked as a consultant for the past three months at the Company's Shenzhen plant, and will be primarily based in China.

Calvin L. Reed, Peak's Chief Executive Officer and President, said, "Peak's business momentum and growth continues as the semiconductor industry remains strong. Our major product segment in semiconductor transport systems increased both in unit volume and revenue while gross margins were maintained. I am optimistic about Peak's future as we focus on growth and continued profitability. We expect our new US headquarters facility and warehouse in Fremont, CA to be ready to occupy by the end of the year. We believe relocating our US operations from Austin, Texas to Fremont, CA will bring us closer to our customers in the heart of Silicon Valley."

Mr. Reed added, "I am very pleased to welcome John Pylant to Peak. John has worked with us in China as a consultant for the past three months. With over 30 years of experience, his presence in China will bring not only improvements in the design and manufacture of new products, but will influence positively the Company's culture."

Peak International, Limited is a leading supplier of precision-engineered transport products for the storage, transportation and automated handling of semiconductor devices and other electronic components.

This press release contains forward-looking statements that are subject to certain risks and uncertainties, including among others, the resolution of class action shareholder litigation, intellectual property rights of third parties, issues relating to its operations in China, and other matters that could cause actual results to differ materially from the statements made herein.


                              -- Table Follows --

                       CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended September 30

(Unaudited)
                                              1999       1998
                                           -------    -------
(in thousands, except per share data)

Net Sales                                  $20,580    $15,305
Cost of Goods Sold                          11,888      9,328
                                           -------    -------
Gross Profit                                 8,692      5,977

General & Administrative, and
Research & Development                      22,401        707
Selling & Marketing                          1,951      1,375
                                           -------    -------
Operating Income                             4,501      2,895
Other Income - net                             (12)       352
Interest Income - net                          136        218
                                           -------    -------
Profit Before Tax                            4,625      3,465
Taxation                                       402        311
                                           -------    -------
NET INCOME                                 $ 4,223    $ 3,154
                                           =======    =======
EARNINGS PER SHARE
- Basic                                      $0.31      $0.23
- Diluted                                    $0.31      $0.23
Weighted Avg # Shares-Diluted               13,817     13,509

Six Months Ended September 30
(Unaudited)
                                              1999       1998
                                           -------    -------
(in thousands, except per share data)

Net Sales                                  $39,375    $31,074
Cost of Goods Sold                          22,634     18,774
                                           -------    -------
Gross Profit                                67,411      2,300

General & Administrative, and
Research & Development                       4,789      3,462
Selling & Marketing                          3,659      2,902
                                           -------    -------
Operating Income                             8,293      5,936
Other Income - net                             277        446
Interest Income - net                          195        467
                                           -------    -------
Profit Before Tax                            8,765      6,849
Taxation                                       800        615
                                           -------    -------
NET INCOME                                 $ 7,965    $ 6,234
                                           =======    =======
EARNINGS PER SHARE
- Basic                                      $0.59      $0.46
- Diluted                                    $0.58      $0.46
Weighted Avg #Shares-Diluted                13,768     13,596

                          CONSOLIDATED BALANCE SHEETS

                                    September 30, 1999      March 31,1999
                                    ------------------      -------------
                                                  (unaudited)

(in thousands)
ASSETS
Current assets:
  Cash & cash equivalents                $ 17,483               $10,598
  Accounts receivable-net                  12,694                11,828
  Inventory-net                            24,737                26,469
  Other current assets                        923                 1,241
                                         --------               -------
     Total Current Assets                  55,837                50,136
                                         --------               -------

  Property, plant and
   Equipment-net                           49,145                43,517
                                         --------               -------
TOTALS                                   $104,982               $93,653
                                         ========               =======

LIABILITIES AND
STOCKHOLDERS' EQUITY
Current Liabilities:
  Bank borrowings                             121                     0
  Accounts payable                          9,609                 6,624
  Taxation                                  4,268                 3,805
     Total Current Liabilities             13,998                10,429
                                         --------               -------

LT Provision                                  647                   647
Deferred income taxes                       1,597                 1,607
                                         --------               -------
    Total Liabilities                      16,242                12,683
                                         --------               -------

Stockholders' Equity:
  Share capital                               135                   135
  Additional paid-in capital               34,645                34,620
  Retained earnings                        54,919                46,954
  Cumulative translation adjustment          (959)                 (739)

     Total stockholders' Equity            88,740                80,970
                                         --------               -------

TOTALS                                   $104,982               $93,653
                                         ========               =======


                                    #  #  #


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